Exhibit 99.14

CONSENT OF  R. MELLO

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral resource estimates of the Sao Francisco Mine;

2.	Information relating to the mineral resource estimates of the Ernesto Project;

3.	Information relating to the mineral resource estimates of the Pau a Pique Project;

4.	The technical report dated February 2008, entitled “Sao Francisco Mine – Serra da Borda Mineracao e Metalurgia (SBMM), National Instrument 43-101 Technical Report” (the “Sao Francisco Report”); and

5.

The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the Sao Francisco Mine, the Ernesto Project, the Pau a Pique Project and the Sao Francisco Report and the properties described therein.

Date: March 31, 2008

/s/ Rodrigo Mello
Name: Rodrigo B. Mello, P Geo.
Title: NCL Brasil Ltda.